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The Urban Wine Co.

Davidson, NC
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Urban Wine Co. is seeking investment to expand our winemaking facility and take on addiitonal beverage incubator activities including licensing and large scale retail opportunities.
Expanding LocationGenerating Revenue
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ORIGIN STORY

Davidson Wine Co. and The Urban Wine Co. brand have been owned and operated by Lindsey Williams since 2019. Lindsey is a lawyer turned winemaker who left her corporate job to complete a winemaking program and open her own winery. Born and raised in Ohio, she discovered a deep appreciation of wine later in life. Davidson Wine Co. is the first urban winery in the Charlotte regional area and was started out of the desire to bring approachable, affordable and locally made wine options to the Carolinas. Lindsey and the Davidson Wine Co. team are looking to introduce these award winning wines to a broader customer base throughout the southeast and beyond.

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WINE PRODUCTION

Our wines are made in our winemaking facility here locally in Cornelius, NC. We source grapes globally which allows us to make over 30 different kinds of wine using varietals from the best grape growing regions in the world. All wines are sustainably made, gluten free and good for the earth with our plant-based closures for age worthy wines. We have steadily increased our production from 200 cases to over 2500 in just four years with the ability to scale quickly. Our Process:

Vineyards deliver temperature controlled grapes to our wine making facility
Yeast is added and the fermentation process begins
All sugar is converted to alcohol and the wine is "racked" to remove any excess yeast
Wine is filtered for optimal clarification and may be added to our oak barrels for aging depending on varietal
Wine is bottled by us and aged to perfection!
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THE TEAM
Lindsey Williams
Owner and Winemaker

15 years of corporate legal experience, Level 1 Sommelier and Winemaker

Lysandra Weber
Chief Marketing Officer

Entrepreneurial professional with over 20+ years marketing and small business experience.

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PRESS
Destination wine: Why Davidson locals flock to this wine bar.

How she adapted Davidson Wine Co.'s business model to rebound in pandemic

As a new business owner, Lindsey Williams of Davidson Wine Co. was forced to accelerate her plans for the winery due to Covid-19.

How a Davidson winery is changing the face of wineries in urban settings

Lindsey Williams gave up her career as an attorney to open Davidson Wine Co. in 2018. Along the way she's encountered many obstacles but is living her dream.

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WINE PORTFOLIO

Our Wines are made from the finest grapes sourced from vineyards around the world; enabling us to craft outstanding wines with a true international flavor. We have a selection of reds, whites, specialty, and sangria wines.

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16,900
Instagram Followers
9,500
Facebook Followers
10,000
Google Profile Monthly Views
4,435
Email Subscriber List
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TARGET CUSTOMER
Currently serving customer base via our Tasting Room, eCommerce and Wine Club
Our goal is to find a wine for everyone and encourage everyone to try different wines they may not ordinarily select
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Technology Update $10,000
Wine Bottling Equipment $30,000
Location Expansion $25,000
Marketing, Winemaking and Sales Personnel $28,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $446,133 $567,937 $672,630 $1,686,700 $1,771,035
Cost of Goods Sold $52,867 $65,236 $76,049 $194,152 $209,865
Gross Profit $393,266 $502,701 $596,581 $1,492,548 $1,561,170

EXPENSES

Operating Expenses $177,548 $239,653 $274,462 $691,663 $726,246
Operating Profit $215,718 $263,048 $322,119 $800,885 $834,924
This information is provided by The Urban Wine Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2024 Balance Sheet
The_Urban_Wine_V2.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $124,000
Amount Invested $0
Investors 0

Investment Round Ends May 30th, 2024
Summary of Terms
Legal Business Name Urban Wine LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Forecasted milestones

The Urban Wine Co. forecasts the following milestones:

Secure lease in Cornelius, NC by June 2024.

Hire for the following positions by June, 2024: Sales Manager, Head Winemaker, Chief Marketing Officer

Achieve $467,269.20 revenue per year by 2026.

Achieve $287,269 profit per year by 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Urban Wine Co.'s fundraising. However, The Urban Wine Co. may require additional funds from alternate sources at a later date.

No operating history

The Urban Wine Co. was established in January 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Urban Wine Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Urban Wine Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Urban Wine Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Urban Wine Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect The Urban Wine Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Urban Wine Co.'s management or vote on and/or influence any managerial decisions regarding The Urban Wine Co.. Furthermore, if the founders or other key personnel of The Urban Wine Co. were to leave The Urban Wine Co. or become unable to work, The Urban Wine Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Urban Wine Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Urban Wine Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Urban Wine Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Urban Wine Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Urban Wine Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Urban Wine Co.'s financial performance or ability to continue to operate. In the event The Urban Wine Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Urban Wine Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Urban Wine Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Urban Wine Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Urban Wine Co. will carry some insurance, The Urban Wine Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Urban Wine Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Urban Wine Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

## Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Urban Wine Co.'s management will coincide: you both want The Urban Wine Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Urban Wine Co. to act conservative to make sure they are best equipped to repay the Note obligations, while The Urban Wine Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

## Future Investors Might Have Superior Rights

If The Urban Wine Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

## The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Urban Wine Co. or management), which is responsible for monitoring The Urban Wine Co.'s compliance with the law. The Urban Wine Co. will not be required to implement these and other investor protections.

## You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Urban Wine Co. is significantly more successful than your initial expectations.

## You Do Have a Downside

Conversely, if The Urban Wine Co. fails to generate enough revenue, you could lose some or all of your money.

## Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Urban Wine Co., and the revenue of The Urban Wine Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

## The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

## Subordination

The Notes shall be subordinated to all indebtedness of The Urban Wine Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

## Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

## Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

## COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

## Limited Operating History

The Urban Wine Co. is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Urban Wine Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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